Exhibit 99.1

ADVANCING TO PRODUCTION TSX: POM, NYSE MKT: PLM	390 – 3600 Lysander Lane , Richmond, BC Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: +1 (218) 471-2150 / Fax: +1 (218) 225-4429

444 Cedar Street, St. Paul, MN 55101, Tel: +1 (651) 389-4100

www.polymetmining.com

NEWS RELEASE	2012-10

POLYMET ANNOUNCES RESULTS OF SHAREHOLDERS' MEETING

Hoyt Lakes, Minnesota, July 11, 2012 - PolyMet Mining Corp. (TSX: POM; NYSE MKT: PLM) (“PolyMet” or the “Company”) is pleased to announce that the resolutions presented to shareholders were passed at the Company’s Annual General and Special Meeting of Shareholders held on July 10, 2012.

The number of directors of the Company was set at eight and includes re-election of Ian Forrest, Frank Sims, David Dreisinger, Alan Hodnik, William Murray, Steve Rowland, Joseph Scipioni, and Michael Sill to the Company’s board of directors. PricewaterhouseCoopers LLP was reappointed as auditors of the Company.

Subject to final TSX approval, the 2007 Omnibus Share Compensation Plan (the “Plan”) was amended and restated to (a) amend the number of common shares reserved for issuance, (b) increase the maximum term of expiry from seven (7) years to ten (10) years in respect of which stock options may be granted; and (c) clarify the definition of “Market Price”. The Plan and all unallocated options or awards entitled to be granted thereunder, was reapproved. The extension of the expiry date of all stock options outstanding as at July 10, 2012 to ten (10) years from the original date of grant was also approved.

The board decided, pending further consideration, to withdraw the proposal to authorize Preferred Shares; a vote was not held on this matter.

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one-and-a-quarter million hours of construction labor and create approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Joe Scipioni”
Joe Scipioni, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (212) 867-1834	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

In connection with the forward-looking information contained in this news release, PolyMet has made numerous assumptions, regarding, among other things: receiving final TSX approval for the resolutions passed regarding the Plan, the geological, metallurgical, engineering, financial and economic advice that PolyMet has received is reliable, and is based upon practices and methodologies which are consistent with industry standards. While PolyMet considers these assumptions to be reasonable, these assumptions are inherently subject to significant uncertainties and contingencies.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2012 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended April 30, 2012 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.